Exhibit 99.1

Eye-Net Mobile Completes Successful Large-Scale Trial of Cellular-Based Accident Prevention Solution

The company will complete a configuration enabling commercialization and use by millions of users by the end of 2020.

Ness Ziona, Israel – August 12, 2019 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., completed a successful large-scale trial of its Eye-Net™ cellular-based accident prevention solution and met all predefined criteria set for its success. More than 8,500 users from across Israel and abroad participated in the trial.

This trial demonstrated the technological proof of concept of the Eye-Net solution on a large scale, marking an important milestone for the company as it transitions from technology to product and commercialization.

During the six-day trial, the Eye-Net system provided real-time alerts to users about five events which were considered potentially unsafe by the system.

The Eye-Net system operated on a variety of iOS and Android-based cellular phones and was fully functional during the trial. Thousands of users from Israel and around the globe participated in the trial, having travelled for more than an aggregate of 750,000 kilometers and 35,000 hours. The following components of the Eye-Net solution were tested during the trial: client side, server side, algorithms, system architecture and tools.

The system demonstrated stability and the ability to handle data transfer, supported a wide geographic distribution of users, optimized low latency times, and demonstrated compatibility with a variety of smartphones and operation systems, thus meeting the pre-defined objectives of the trial.

All real-time data collected from thousands of users during the trial by a monitoring and control infrastructure will assist in the completion of Eye-Net’s software development kit (SDK) configuration. An SDK configuration will allow Eye-Net Mobile to integrate its solution and functions with leading location-based applications, such as navigation, ridesharing, parking and fitness applications, and will enable rapid market penetration and commercialization. Eye-Net’s SDK configuration will be ready to serve hundreds of thousands of users by early 2020, and millions of users by the end of 2020.

“This complex, first of its kind, large-scale trial was conducted after a development period of two and a half years and approximately 15 man-years. The success of this trial is a major achievement for Eye-Net Mobile,” said Haim Siboni, CEO of Foresight. “By successfully predicting collisions beyond line of sight and extending the protection of current systems, Eye-Net proved its ability to prevent accidents and save lives.”

Eye-Net Mobile wishes to thank all participants in the trial, including employees of the Eldan group, Shagrir Group Vehicle Services Ltd., Universal Transportation Solutions Ltd. and Trade Mobile.

About Eye-Net™

Eye-Net is a cellular-based vehicle-to-everything (V2X) accident prevention solution designed to protect the most vulnerable road users in real time—including pedestrians, cyclists, scooter drivers and car drivers—by providing collision alerts when the road users have no direct line of sight. Eye-Net relies on proprietary, cutting-edge technology, a set of sophisticated algorithms and advanced system architecture, and existing cellular infrastructure.

For more information about Eye-Net Mobile, please visit http://www.eyenet-mobile.com, or follow the company’s LinkedIn page Eye-Net Mobile, Twitter @EyeNetMobile1 and Instagram channel Eyenetmobile1., the contents of which are not incorporated into this press release.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the company will complete a configuration that will allow commercialization and use by millions of users by the end of 2020; transitioning from technology to product and commercialization; analyzing the data collected in the trial; that an SDK configuration will allow integration with leading location-based applications and help to enable rapid market penetration and commercialization; and that Eye-Net’s SDK configuration will be ready to serve hundreds of thousands of users by early 2020 and millions of users by the end of 2020. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654